UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32361

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2022 (MM/DD/YY) AND ENDING 4/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kenneth, Jerome & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

215 Ridgedale Ave
(No. and Street)

Florham Park	NJ	07932
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert L. Kaplon, President	973-966-6669	bobkaplon@kennethjerome.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form **displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Robert Kaplon</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Kenneth, Jerome & Co., Inc.</u>, as of <u>April 30</u>, 20<u>23</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LISA DeROSA
Notary Public, State of New Jersey
Comm. # 2366206
My Commission Expires 10/30/2027

Signature: _Robert Kaplon_

Title: President

Lisa DeRosa
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KENNETH, JEROME & CO., INC.

AUDITED FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

at April 30, 2023

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Shareholders
Kenneth, Jerome & Co., Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Kenneth, Jerome & Co., Inc. as of April 30, 2023, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Kenneth, Jerome & Co., Inc. as of April 30, 2023 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kenneth, Jerome & Co., Inc.'s management. My responsibility is to express an opinion on Kenneth, Jerome & Co., Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Kenneth, Jerome & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Kenneth, Jerome & Co., Inc.'s financial statements.

The supplemental information is the responsibility of Kenneth, Jerome & Co., Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Kenneth, Jerome & Co., Inc.'s auditor since 2018.

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 12, 2023


Kenneth, Jerome & Co., Inc.

Statement of Financial Condition

as of April 30, 2023

ASSETS


Current Assets:

Cash	$	57,402
Deposit at clearing broker		25,000
Commissions receivable		9,801
Prepaid expenses		1,701
Total Current Assets		93,904

Other Assets

Operating lease right-of-use asset	58,656
Security deposit	3,116

Total Assets	$	155,676


LIABILITIES AND SHAREHOLDER'S EQUITY


Current Liabilities:

Accounts payable and accrued expenses	$	4,958
Deposit on transfer of accounts		35,000
Operating lease liability - current		18,983
Total Current Liabilities		58,941
Operating lease liability		40,330
Total Liabilities		99,271

Commitments and Contingencies (Note 7)

Shareholder's Equity:

Common stock, 1,000 shares authorized issued and outstanding	370
Additional paid in capital	30,000
Retained earnings	26,035
Total Shareholder's Equity	56,405

Total Liabilities & Shareholder's Equity	$	155,676

See accompanying notes.


Kenneth, Jerome & Co., Inc.

STATEMENT OF OPERATIONS

Year Ended April 30, 2023


REVENUES

Commissions and other revenues	$ 351,124
Less: Clearing expenses	(38,656)
12-b-1 fees	56,373
	368,841

OPERATING EXPENSES

Employee compensation & benefits	229,257
Commissions	49,189
Communication & Data Processing	18,813
Professional Fees	7,328
Occupancy	20,857
Regulatory Fees	7,765
General & Administrative	44,309
	377,518
Net loss	$ (8,677)

See accompanying notes.


Kenneth, Jerome & Co., Inc.

Statement of Changes in Shareholder's Equity

For the Year Ended April 30, 2023


	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at April 30, 2022	$ 370	$ 30,000	$ 34,712	$ 65,082
Net Loss			(8,677)	(8,677)
Balance at April 30, 2023	$ 370	$ 30,000	$ 26,035	$ 56,405

See accompanying notes.


Kenneth, Jerome & Co., Inc.
Statement of Cash Flows
Year Ended April 30, 2023


CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(8,250)
Adjustments to Reconcile Net loss to Net Cash Used In Operating Activities:		
(Increase) Decrease in Operating Assets:		
Commissions receivable		7,218
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(3,992)
Net cash used in operating activities		(5,024)

Cash Flows From Investing Activities

Deposit on transfer of accounts		35,000
Net increase in cash		29,976
Cash at Beginning of Year		27,426
Cash at End of Year	$	57,402

Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

1   Organization and Nature of Business

Kenneth Jerome & Co., Inc. (the Company) is a privately held corporation formed for the purpose of conducting business as a securities broker dealer (BD). As a BD the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, and stock options. The Company introduces its customer accounts to a carrying broker on a fully-disclosed basis.

2   Significant Accounting Policies

(a)   Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at April 30, 2023. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

(d)   Commission Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts is not provided since, in the opinion of management all amounts recorded on the books are deemed collectible.

(e) Commissions and Securities Transactions

Commissions earned from customer securities transactions are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

(f) Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3)determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
The Company earns commissions and or fees on client transactions in equity securities, mutual funds and debt securities. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing trailing commissions, and is responsible for minor ongoing client relations services, which are recorded in those periods as the services are performed.

(g) Income Taxes

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the Company's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes.

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(g) Income Taxes - continued

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at April 30, 2023. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018

In addition, no income tax related penalties or interest have been recorded for the year ended April 30, 2023.

(h) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that   the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets   or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(j) Fair Value Hierarchy - continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3   Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At April 30, 2023, the Company had net capital of $50,838, which was $44,227 in excess of its required minimum net capital of $6,611. The Company had an AI/NC ratio of 1.9527.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption.

4   Leases

The Company is committed to a non-cancellable lease for office space in Florham Park, NJ through September 2026. The monthly rent is a fixed monthly amount of $1,558 for the first two years, $1,599 for the third and forth years and $1,640 for the fifth year. There is no option to extend the lease beyond the expiration date. As of April 30, 2023, the right-of-use (ROU) asset had a balance of $58,656, and the lease liability had a balance of $59,313. The lease asset and liability were calculated utilizing the incremental borrowing rate of 5%, according to the Company's elected policy.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments (see below) over the lease term.

Cash paid for amounts included in measuring operating lease liabilities total $18,696 for the year ended April 30, 2023.

4   Leases - *continued*

Maturities of operating lease liabilities as of April 30, 2023:

Year Ending April 30

2024	$ 18,983
2025	19,188
2026	19,475
2027	8,200
Net minimum lease payments	65,846
Less: Interest	(6,533)
Lease liability	$ 59,313

5   Concentrations and Economic Dependency

The Company's revenues are related to commissions as discussed in Note 2 above.   There is no assurance of future revenues from these transactions.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through April 30, 2023. As of April 30, 2023 there were no cash balances held in any accounts that were not fully insured.

6   Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of April 30, 2023 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at April 30, 2023 or during the year then ended.

8   Related Party Transactions

During the year, the Company paid a salary to its two principal shareholders in the amount of $114,913 in accordance with its routine practice.

9   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At April 30, 2023 the Company had implemented such policies and procedures.

10   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11   Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of July 12, 2023 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no other subsequent events have occurred which require disclosure in or adjustment to the financial statements.

12   Other Events

On Oct 12, 2022 the Company entered into an account conversion agreement with another registered broker-dealer whereby all of the accounts that were transferrable were to be transferred pursuant to the terms of the agreement. On March 29, 2023 the Company received approval from its regulator FINRA for the asset transfer of its customer accounts and on May 22, 2023 the accounts were transferred.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of April 30, 2023

KENNETH, JEROME & Co., INC.

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
April 30, 2023

Schedule I

NET CAPITAL

Assets	$	155,676
Less Liabilities		(99,271)
Total Ownership Equity		56,405
Less Non Allowables		(5,567)
TNC Before Haircuts & Undue Concentration		50,838
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		50,838
Minimum Required Net Capital		6,611
Excess Net Capital	$	44,227
AI/NC Ratio	1.9527	
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of April 30, 2023)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	51,266
Net Capital, per above		50,838
Difference	$	428

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of April 30, 2023.

Kenneth, Jerome & Co., Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED April 30, 2023

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Kenneth, Jerome & Co., Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Kenneth, Jerome & Co., Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of April 30, 2023

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Kenneth, Jerome & Co., Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended April 30, 2023 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $6,664.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholder's
Kenneth, Jerome & Co., Inc.

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Kenneth, Jerome & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kenneth, Jerome & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Kenneth, Jerome & Co., Inc. stated that Kenneth, Jerome & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kenneth, Jerome & Co., Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kenneth, Jerome & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 12, 2023

Kenneth, Jerome & Co., Inc.
215 Ridgedale Avenue
Florham Park, New Jersey 07932
(973) 966-6669

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Kenneth, Jerome & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Kenneth, Jerome & Co., Inc.

I, Robert L. Kaplon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



_____
Robert L. Kaplon

Title: President